POLYMET MINING CORP.
(a development stage company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2011

U.S. Funds

Suite 390 – 3600 Lysander Place, Richmond, British Columbia, Canada, V7B 1C3

E-MAIL: info@polymetmining.com OR VISIT OUR WEBSITE AT: www.polymetmining.com

PolyMet Mining Corp.
(a development stage company)
Condensed Interim Consolidated Balance Sheets
All figures in Thousands of U.S. Dollars - unaudited

	April 30,	January 31,	February 1,
	2011	2011	2010
ASSETS
Current
Cash and equivalents	$5,909	$10,361	$21,282
Trade and other receivables	381	318	88
Investment	84	66	140
Prepaid expenses	929	636	512
Assets held for sale (Notes 6 and 15c))	3,420	3,420	-

	10,723	14,801	22,022
Deferred Financing Costs	-	-	1,794
Mineral Property, Plant and Equipment (Notes 5 and 6)	145,252	141,813	125,876
	$155,975	$156,614	$149,692

LIABILITIES
Current
Trade payables and accrued liabilities	$2,122	$2,444	$2,953
Current portion of long term debt (Note 7)	6,500	6,750	2,000
Current portion of environmental rehabilitation provision (Note 8)	1,408	1,408	756
	10,030	10,602	5,709
Long term
Long term debt (Note 7)	1,521	1,775	8,529
Convertible debt (Note 9)	27,924	27,631	24,866
Environmental rehabilitation provision (Note 8)	14,328	14,311	12,943
Total Liabilities	53,803	54,319	52,047

SHAREHOLDERS’ EQUITY
Share Capital - (Note 10)	142,646	142,373	132,066
Equity Reserves – (Note 10d))	40,612	39,689	37,662
Deficit	(81,086)	(79,767)	(72,083)
	102,172	102,295	97,645
Total Liabilities and Shareholders’ Equity	$155,975	$156,614	$149,692

General Information and Going Concern (Note 1)
Commitments and Contingencies (Notes 6, 8, 10 and 15)
Subsequent event (Note 10e))

ON BEHALF OF THE BOARD:

“William Murray” , Director

“David Dreisinger” , Director

- See Accompanying Notes –

PolyMet Mining Corp.
(a development stage company)
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three months ended April 30
All figures in Thousands of U.S. Dollars, except per share amounts - unaudited

	April 30,	April 30,
	2011	2010
General and Administrative
Amortization	$8	$7
Consulting fees	5	9
Directors’ fees	46	-
Exploration	-	193
Investor relations and financing	4	39
Office and corporate wages	184	361
Professional fees	205	33
Shareholders’ information	62	96
Share-based compensation (Notes 10b) and c))	536	10
Transfer agent and filing fees	44	35
Travel	89	68
	1,183	851

Other Expenses (Income)
Finance income and costs (Note 11)	172	149
Loss (gain) on foreign exchange	(13)	(12)
Rental income	(23)	(70)
	136	67

Loss for the period	1,319	918

Other Comprehensive Loss
Unrealized (gain) loss on investment	(14)	(22)
Total Comprehensive Loss for the period	1,305	896

Basic and Diluted Loss per Share	$(0.01)	$(0.01)

Weighted Average Number of Shares	154,913,235	148,989,218

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Condensed Interim Consolidated Statements of Changes in Shareholder Equity
For the three months ended April 30
All figures in Thousands of U.S. Dollars, except for Shares - unaudited

	Share Capital (Note 10 )			Equity Reserves
				Warrants and	Available	Total
	Authorized	Issued		Share-based	for Sale	Equity
	Shares	Shares	Amount	Payment	Revaluation	Reserves	Deficit	Total
Balance at January 31, 2011	Unlimited	154,825,791	$142,373	$39,695	$(6)	$39,689	$(79,767)	$102,295
Loss for the period	-	-	-	-	-	-	(1,319)	(1,319)
Other comprehensive loss for the period	-	-	-	-	14	14	-	14
Total other comprehensive income	-	-	-	-	14	14	(1,319)	(1,305)
Shares and warrants issued:
Exercise of options	-	95,000	67	-	-	-	-	67
Fair value of stock options exercised	-	-	52	(52)	-	(52)	-	-
For options on land purchases	-	75,000	154	-	-	-	-	154
Milestone 4 Bonus Share cost amortization (Note 15)	-	-	-	337	-	337	-	337
Share-based compensation (Note 10c))	-	-	-	624	-	624	-	624
Balance – April 30, 2011	Unlimited	154,995,791	$142,646	$40,604	$8	$40,612	$(81,086)	$102,172

	Share Capital (Note 10 )			Equity Reserves
				Warrants and	Available	Total
	Authorized	Issued		Share-based	for Sale	Equity
	Shares	Shares	Amount	Payment	Sale Revaluation	Reserves	Deficit	Total
Balance at February 1, 2010	Unlimited	148,980,791	$132,066	$37,591	$71	$37,662	$(72,083)	$97,645
Loss for the period	-	-	-	-	-	-	(918)	(918)
Other comprehensive gain (loss) for the period	-	-	-	-	(22)	(22)	-	(22)
Total other comprehensive income	-	-	-	-	(22)	(22)	(918)	(940)
Shares and warrants issued:
Exercise of options	-	25,000	16	-	-	-	-	16
Fair value of stock options exercised	-	-	16	(16)	-	(16)	-	-
Milestone 4 Bonus Share cost amortization (Note 15)	-	-	-	428	-	428	-	428
Share-based compensation (Note 10c))	-	-	-	66	-	66	-	66
Balance – April 30, 2010	Unlimited	149,005,791	$132,098	$38,069	$49	$38,118	$(73,001)	$97,215

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Condensed Interim Consolidated Statements of Cash Flows
For the three months ended April 30
All figures in Thousands of U.S. Dollars - unaudited

	April 30,	April 30,
	2011	2010
Operating Activities
Loss for the period	$(1,319)	$(918)
Items not involving cash
Amortization	8	7
Share-based compensation	536	10
Finance costs	172	150
Changes in non-cash working capital items
Trade and other receivables	(63)	(6)
Prepaid expenses	(293)	122
Trade payables and accrued liabilities	(142)	(198)
Net cash used in operating activities	(1,101)	(833)

Financing Activities
Share capital - for cash	67	16
Long-term debt repayment	(504)	(500)
Net cash provided by financing activities	(437)	(484)

Investing Activities
Purchase of mineral property, plant and equipment	(2,914)	(4,775)
Net cash used in investing activities	(2,914)	(4,775)

Net Decrease in Cash and Cash Equivalents Position	(4,452)	(6,092)
Cash and Cash Equivalents Position - Beginning of period	10,361	21,282
Cash and Cash Equivalents Position - End of period	$5,909	$15,190

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

1.	General Information

PolyMet Mining Corp. (the “Company”) was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on June 10, 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On September 25, 2006, the Company received the results of a Definitive Feasibility Study prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) that confirmed the economic and technical viability of the NorthMet Project (the "Project") and, as such, the Project moved from the exploration stage to the development stage.

The head office of the Company is located at 6500 County Road 666, Hoyt Lakes, Minnesota, United States of America, 55750, The principal address and records office of the Company are located at 390 – 3600 Lysander Lane Richmond, British Columbia, Canada, V7B 1C3.

Going Concern

While these condensed interim consolidated financial statements have been prepared on the basis that PolyMet Mining Corp. will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are conditions that cast significant doubt on the validity of that assumption. The Company has incurred losses since inception and has an accumulated deficit of $81,086,000 at April 30, 2011.

PolyMet Mining Corp. will need to raise sufficient funds to meet its current obligations (Note 7) as well as fund ongoing development, capital expenditures and administration expenses, in accordance with the Company’s spending plans for the next year. While in the past the Company has been successful in closing financing agreements with Glencore, there can be no assurance it will be able to do so again in the future.

On November 12, 2010, PolyMet Mining Corp. entered into a definitive agreement with Glencore AG (“Glencore”) to sell in a private placement 15 million common shares at US$2.00 per share for gross proceeds of US$30 million, before deducting estimated offering expenses. Completion of the sale of these shares and funding are expected to occur in three tranches subject, in each case, to certain closing conditions (Note 9). The first tranche closed on January 17, 2011.

In order to meet all of its obligations for the period to April 30, 2012, including paying off the current portion of its long-term debt, PolyMet Mining Corp. will have to receive both of the remaining equity tranches, or obtain alternative financing. Management is in the latter stage of discussions with Glencore with respect to the budget, which will enable the Company to access the second $10 million tranche of the equity funding in a timely manner. Management believes that it will also reach agreement with Glencore on timing of funding of the third $10 million tranche of equity funding and that the combination of the two will enable PolyMet to meet its obligations. However, these agreements with Glencore cannot be assured.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

1.	General Information - Continued

Management believes that, based upon the underlying value of the NorthMet Project, it will be able to obtain the necessary financing from Glencore or other sources to meet PolyMet Mining Corp.’s requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained. Factors that could affect the availability of financing include the state of international debt and equity markets, investor perceptions and expectations and the global metals markets.

These condensed interim consolidated financial statements do not reflect any adjustments to the carrying values of assets and liabilities, reported expenses, and balance sheet classifications that would be necessary should the Company be unable to continue as a going concern, and these adjustments could be material.

2.	Basis of Preparation

Statement of Compliance

The condensed interim consolidated financial statements of PolyMet Mining Corp. have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These are the Company’s first condensed interim consolidated financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. The consolidated interim financial information for the three months ended April 30, 2011 has been prepared in accordance with IAS 34 Interim Financial Reporting.

The Company’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 17. Comparative figures have been restated to reflect these adjustments. Certain information and disclosures which are considered material to the understanding of the Company’s unaudited condensed interim consolidated financial statements and which are normally included in annual consolidated financial statements prepared in accordance with IFRS have been included in this interim report.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of July 5, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS, that are given effect in the Company’s annual consolidated financial statements for the year ending January 31, 2012 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

Basis of Consolidation and Presentation

The condensed interim consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale and fair value through profit or loss financial assets. All dollar amounts presented are in United States (“U.S.”) dollar unless otherwise specified.

The condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US”). Inter-company balances and transactions have been eliminated on consolidation.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

3.	Summary of Significant Accounting Policies

Foreign Currency Translation

The U.S. dollar is the functional currency of the Company and its controlled entities. Accordingly, amounts in these condensed interim consolidated financial statements are expressed in United States (“U.S.”) dollars unless otherwise stated. Transactions in foreign currencies are translated into the functional currency at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the initial transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for amortization related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in net loss in the period in which they arise.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. Other borrowing costs not directly attributable to a qualifying asset are expensed in the period incurred.

Significant Accounting Estimates and Judgements

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. These critical accounting estimates require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Significant estimates used in the preparation of these condensed interim consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of environmental rehabilitations including the reclamation of mine site, valuation of options, convertible debt and share purchase warrants, and the assessment of impairment in value of long lived assets. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less.

Mineral Property, Plant and Equipment
Mineral Property

Mineral property costs, aside from mineral property acquisition costs, incurred prior to determination of the Definitive Feasibility Study (“DFS”) are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred or capitalized until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash, debt and fair market value of common shares.

Upon commencement of production, mineral properties and acquisition costs relating to mines are amortized over the estimated life of the proven and probable mineral reserves to which they relate, calculated on a unit of production basis.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

3.	Summary of Significant Accounting Policies - Continued

As a result of the DFS on the NorthMet Project, the Project entered the development stage effective October 1, 2006. The Company has deferred mineral property development expenditures related to the NorthMet Project from that date.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

Plant and Equipment

Plant and equipment are recorded at historical cost less accumulated depreciation and if applicable, accumulated impairment losses. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of a replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the period in which they are incurred. Plant and equipment is depreciated over the estimated life of the related assets calculated on a unit of production or straight- line basis, as appropriate.

Depreciation of plant and equipment is calculated using the cost of the asset, less its residual value, on a straight-line basis over the estimated useful life of the asset. Estimated useful lives are as follows:

Leasehold improvements	Straight-line over the term of the lease
Furniture and equipment	Straight-line over 10 years
Computers	Straight-line over 5 years
Computer software	Straight-line over 1 year

Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized, mainly on a units of production basis, at the time the project commences operations. The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for mineral property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

Assets Held for Sale
Assets are classified as held for sale in the period in which certain criteria are met. Assets held for sale are measured at the lower of carrying amount or fair value less cost to sell and are not depreciated as long as they remain classified as held for sale.

Loss Per Share
Loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Basic and diluted losses per share are the same for the periods reported, as the effect of potential issuances of shares under warrant or share option agreements would, on average, be anti-dilutive.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

3.	Summary of Significant Accounting Policies - Continued

Share-Based Payments and Share Purchase Warrants

All share-based payment awards made to directors, employees and non-employees are measured and recognized using a fair value based method. For directors and employees, or those providing services similar to employees, the fair value of the award is measured at the date of the grant and recognized as an expense over the vesting period. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met on the vesting date. Stock options issued to non-employees are recognized based on the fair value of the goods or services received.

For directors, employees and non-employees, the fair value of the award is accrued and charged either to operations or mineral property plant and equipment, with the offsetting credit to warrants and share-based payment reserve, on a graded method over the vesting period. If and when stock options are ultimately exercised or performance share units and restricted share units vest, the applicable amounts from the warrants and share-based payment reserve are transferred to share capital.

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to the warrants and share-based payment reserve. The recorded value of share purchase warrants is transferred to share capital upon exercise.

When the Company amends the terms of either stock options or share purchase warrants, the incremental change in the fair value of the options or warrants due to the amendment is booked to warrant amendment expense and the warrants and share-based payment reserve.

Provisions

Provisions for environmental rehabilitation associated with mineral property, plant and equipment, are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recorded as finance income and costs expense.

Upon initial recognition of provisions for environmental rehabilitation, a corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The estimates are based principally on legal and regulatory requirements. Following initial recognition of the environmental rehabilitation provision, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate, or changes in the amount and timing of the underlying cash flows needed to settle the obligation.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

3.	Summary of Significant Accounting Policies - Continued

It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

Impairment of Non-Financial Assets

The carrying amounts of the Company’s non-financial assets, including mineral property, plant and equipment, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount.

Financial Assets

All financial assets are initially recorded at fair value and designated upon inception as one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”). Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period. Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive loss except when there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive loss shall be reclassified from equity to profit or loss as a reclassification adjustment. Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial Liabilities and Equity Instruments

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial liabilities at amortized cost: Financial liabilities at amortized cost include trade payables and long term debt. Trade payables are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value. Subsequently, trade payables are measured at amortized cost using the effective interest method. Long term debt is recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

3.	Summary of Significant Accounting Policies - Continued

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability. Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. The net gain or loss recognized in profit or loss excludes any interest paid on the financial liabilities.

4.	Recent Accounting Pronouncements

The IASB issued the following standards which have not yet been adopted by the Company: IFRS 9,

Financial instruments - Classification and Measurement, IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements IFRS 12, Disclosure of Interests in Other Entities, IAS 27, Separate Financial Statements, IFRS 13, Fair Value Measurement and amended IAS 28, Investments in Associates and Joint Ventures. Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of these new standards:

IFRS 9 – Financial instruments - classification and measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010. Most of the requirements for financial liabilities were carried forward unchanged from IAS 39. However, some changes were made to the fair value option for financial liabilities to address the issue of own credit risk.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

4.	Recent Accounting Pronouncements - Continued

IFRS 10 – Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to Other Standards

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

5.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The original term of the renewable lease was 20 years and called for total lease payments of $1,475,000. The Company can and has renewed the lease by making annual payments of $150,000 on or before each anniversary through January 2011. The next payment is due in January 2012.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet holds mineral rights and the right to mine. PolyMet intends to acquire surface rights through a land exchange with the United States Forest Service, which costs have been included in the capital cost estimate of the Project.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

6.	Mineral Property, Plant and Equipment

Details are as follows:

	NorthMet	Other fixed
Net Book Value	Project	assets	Total

Balance at February 1, 2010	$125,664	$212	$125,876
Additions	19,363	192	19,555
Disposals	-	-	-
Changes to environmental rehabilitation		-	-
Transfer to assets held for sale	(3,420)	-	(3,420)
Amortization	-	(198)	(198)
Balance at January 31, 2011	141,607	206	141,813
Additions	3,497	8	3,505
Disposals	-	-	-
Changes to environmental rehabilitation	-	-	-
Amortization	-	(66)	(66)
Balance at April 30, 2011	$145,104	$148	$145,252

	April 30,	January 31,	February 1,
NorthMet Project	2011	2011	2010
Mineral property acquisition and interest costs	$41,543	$41,220	$38,838
Mine plan and development	29,692	29,305	25,470
Environmental	27,223	25,994	19,537
Consulting and wages	22,910	21,756	18,788
Environmental rehabilitation	13,021	13,021	11,600
Site activities	9,766	9,362	7,641
Mine equipment	949	949	3,790
Net book value	$145,104	$141,607	$125,664

Erie Plant, Minnesota, U.S.A.
In October 2003, the Company entered into an option to purchase 100% ownership of large parts of the former LTV Steel Mining Company ore processing plant in north eastern Minnesota. The Company paid $500,000 in cash and issued 1,000,000 common shares (at fair value of $$229,320) for this option, which it exercised on November 15, 2005 under the Asset Purchase Agreement with Cliffs Natural Resources Inc.. Consideration for the purchase was $1 million in cash, $2.4 million in notes payable (paid in full in June 2008) and the issuance of 6,200,547 common shares (at fair market value of $7,564,000) in the capital stock of the Company.

On December 20, 2006, the Company closed a transaction (the “Asset Purchase Agreement II”) in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

6.	Mineral Property, Plant and Equipment - Continued

The purchase price totalling 2 million shares and $15 million in cash and debt (Note 7) was in four tranches:

•	2 million shares of PolyMet, paid at closing;
•	$1 million in cash, paid at closing;
•

$7 million in cash, payable in quarterly instalments of $250,000 commencing December 31, 2006 with the balance payable upon receipt of production financing. Interest is payable quarterly at the Wall Street Journal Prime Rate, and

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing on December 31, 2009 with a balloon payment of any unpaid balance due on December 31, 2011. No interest was payable until December 31, 2009 after which it is payable quarterly at the Wall Street Journal Prime Rate, accordingly the debt was fair valued, for balance sheet purposes, by discounting it at 8.25%.

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the environmental rehabilitation provision in the amount of $15,736,000 (Note 8) less accretion of $2,871,000 charged to deficit has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Interest and loan accretion on the long-term and convertible debt to April 30, 2011 in the amount of $7,126,000 (January 31, 2011 - $6,770,000, February 1, 2010 - $4,608,000) have been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not in use, no amortization of these assets has been recorded to April 30, 2011.

At April 30, 2011, certain equipment with a carrying value of approximately $3.42 million were classified as assets held for sale. During the year-ended January 31, 2011, these assets were written down to fair value less estimated cost to sell, resulting in a loss of $520,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

7.	Long Term Debt

Pursuant to Asset Purchase Agreement II (Note 6) the Company’s wholly owned subsidiary PolyMet US signed two notes payable to Cliffs in the amounts of $7,000,000 and $7,000,000, respectively.

The first note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 with the first payment on December 31, 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000.

The second note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing on December 31, 2009 for total repayment of $7,000,000 with final payment due on December 31, 2011. No interest was payable on the second note until December 31, 2009. Accordingly it was fair valued, for balance sheet purposes, by discounting it at 8.25%, the rate of interest on the first note when it was entered.

If PolyMet were to default on individual elements of the transactions with Cliffs, the assets associated with the default could revert to Cliffs’ control.

As at April 30, 2011, the outstanding long term debt was as follows:

	April 30,	January 31,	February 1,
	2011	2011	2010
Note payable	$ 8,000	$ 8,500	$ 10,499
Accrued interest	21	25	30
Total Debt	8,021	8,525	10,529
Less current portion	(6,500)	(6,750)	(2,000)

Long term debt	$ 1,521	$ 1,775	$ 8,529

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

8.	Environmental Rehabilitation Provision

As part of the consideration for the Cliffs Purchase Agreements (Note 6), the Company indemnified Cliffs for the liability for final reclamation and closure of the acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at April 30, 2011 and under IFRS. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s estimate of the fair value of the environmental rehabilitation provision at April 30, 2011 was $15,736,000 (January 31, 2011 - $15,719,000, February 1, 2010 - $13,699,000). This fair value was based upon an April 30, 2011 undiscounted future cost of $24.3 million (January 31, 2011 - $24.4 million, February 1, 2010 - $21.6 million) for the first Cliffs transaction and $2.0 million (January 31, 2011 - $2.1 million, February 1, 2010 - $2.0 million) for Cliffs II, an annual inflation rate of 2.00%, risk-free interest rates of 4.33% to 4.38%, a mine life of 20 years and a reclamation period of 9 years.

In March 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required submission of Field Study Plan Outlines and Short Term Mitigation Plans, which have been approved by the MPCA. As part of its prior transactions with Cliffs (Note 6), PolyMet has agreed to indemnify Cliffs for certain on-going site environmental liabilities. As such, the Company has included its best estimate of the liabilities related to this consent decree in its environmental rehabilitation provision for the period ended April 30, 2011.

Adjustments to the provision were as follows:

	Three months	Year ended
	ended	January 31,
	April 30, 2011	2011
Balance – beginning of period	$15,719	$13,699
Liabilities incurred in the current period	-	-
Liabilities discharged in the current period	(156)	(457)
Accretion expense	173	600
Revisions in estimated cash flows	-	1,877

Balance – end of period	$15,736	$15,719

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

9.	Glencore Financing

Details of fair value of the Glencore convertible debentures, as amended, were as follows:

	Three months	Year ended
	ended	January 31,
	April 30, 2011	2011
Balance – beginning of period	$27,631	$24,866
Issued	-	-
Discount	-	-
Fair value adjustment on refinancing	-	706
Financing costs	-	-
Accretion and capitalized interest	293	2,059

Balance – end of period	$27,924	$27,631

On October 31, 2008, the Company entered into a financing with Glencore AG (“Glencore”) for an aggregate of $50 million floating rate secured debentures due on September 30, 2011 (the "Debentures") to be issued by PolyMet US, and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before September 30, 2009, and at Glencore’s option thereafter. At January 31, 2011, $2,539,000 of interest had been added to the principal amount of the debt since inception. The Debentures are secured by all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

The Debentures are exchangeable into common shares of PolyMet, at Glencore’s option at $4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price equal to or exceeding $6.00, at which time, and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between October 1, 2009 and September 30, 2010 would have been at 105% of the then outstanding principal of the Debentures, repayment between October 1, 2010 and September 30, 2011 would be at 102.5% of the outstanding principal.

$7.5 million of the Debentures were issued on October 31, 2008, an additional $7.5 million of the Debentures were issued on December 22, 2008, $5 million of the Debentures were issued on June 18, 2009 and an additional $5 million of the Debentures were issued on August 31, 2009.

The final $25 million of the Debentures, to be used primarily for detailed engineering and procurement, were to be issued upon publication of the Final Environmental Impact Statement in the State of Minnesota’s Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and were subject to expenditures being in material compliance with budget and other customary conditions as well as agreement between Glencore and Cliffs on terms and conditions whereby Cliffs will provide its consent to Glencore as mortgagee of those parts of the Erie Plant acquired by PolyMet under Asset Agreement II.

On October 31, 2008, PolyMet issued to Glencore warrants (”Glencore Warrants”) to purchase 6.25 million common shares of PolyMet at $5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or $6.00 thereafter. The Glencore Warrants were to expire on September 30, 2011. If the volume-weighted 20-day average price of PolyMet’s common shares traded at a 50% premium to the then applicable exercise price, Glencore would have had to exercise the warrants within 30 days or the warrants would have expired.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

9.	Glencore Financing - Continued

The Company accounted for the initial $7.5 million of the Debentures and the Glencore Warrants by allocating the $7.5 million to the warrants and debt based on their fair values, with the residual attributed to the exchangeable feature of the debt. The debt was fair valued using the difference between 9% and 12 month LIBOR at October 31, 2008 plus 4% (7.2075%). Costs related to the financing of $652,000 have been recorded against the convertible debt.

The Company accounted for the second, third and fourth advances of $7.5 million, $5 million and $5 million, respectively, of the Debentures by allocating the principal amounts to the debt based on its fair value and the residual to the exchangeable feature of the debt. The debt was fair valued using the difference between 9% and 12 month LIBOR at October 31, 2008 plus 4% (7.2075%). Costs related to the financings of $43,000, $16,000 and $12,000, respectively, were recorded against the convertible debt.

On November 17, 2009, the Company announced that it agreed to modify certain terms of the above transaction. Under the new terms the Glencore Warrants entitled Glencore to purchase 6.25 million common shares of PolyMet at $3.00 at any time on or before September 30, 2011. If the 20-day volume weighted average price of PolyMet’s shares had been 150% of the exercise price or more ($4.50), and the Final EIS had been published in the Minnesota Department of Natural Resources EQB Monitor, PolyMet could have accelerated the expiration of the Glencore Warrants to not less than 21 business days after the notice of acceleration. The incremental $158,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to the warrants and share-based payment reserve. These warrants were cancelled as part of the November 2010 agreements described below.

On November 17, 2009, PolyMet agreed to modify the terms of the final $25 million Tranche E of the $50 million Debenture with Glencore such that Tranche E, if drawn, could be exchanged at $2.65 per share. The first four tranches totalling $25 million (excluding capitalized interest) that had already been drawn would continue to be exchangeable at $4.00 per share.

On November 17, 2009 PolyMet agreed to sell 9,433,962 common shares of the Company at $2.65 per share for gross proceeds of $25 million. Closing and funding occurred in two transactions. On November 24, 2009, the Company closed the first tranche of 3,773,585 common shares at $2.65 per share for gross proceeds of $10 million. On January 26, 2010, the Company closed the second tranche of 5,660,377 common shares at $2.65 per common share for gross proceeds of $15 million. Transactions costs for these two financings totalled $499,000.

On November 12, 2010, the Company announced that it had renegotiated its debenture financing from Glencore. The agreed amendments to the debenture financing were as follows:

•

The maturity date of the Tranche A-D Debentures was extended from September 30, 2011 to September 30, 2012. The Issued Debentures were issued in four tranches between October 2008 and September 2009. The total initial principal of the Debentures was $25 million with $2.539 million of accrued interest as of December 31, 2011. The Issued Debentures continue to be exchangeable into common shares of PolyMet at $4.00 per share, as agreed to in 2008.

•

Cancellation of Glencore’s commitment to purchase, and the Company’s commitment to issue, $25 million of Tranche E Debentures which were to be issued upon publication of the Final Environmental Impact Statement, receipt of a term sheet for construction financing, and other customary conditions.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

9.	Glencore Financing - Continued

•	Cancellation of warrants to purchase 6.25 million common shares of PolyMet at $3.00 at any time until September 30, 2011 issued to Glencore in connection with the Debentures.

•	Issuance of warrants to purchase 3 million common shares of PolyMet at $2.00 at any time until December 31, 2015, issued to Glencore in consideration of the amendments listed above.

On November 12, 2010, the Company entered into a definitive agreement with Glencore to sell in a private placement 15 million common shares at $2.00 per share for gross proceeds of $30 million, before deducting estimated offering expenses. Completion of the sale of these shares and funding are expected to occur in the following three tranches subject, in each case, to certain closing conditions:

•	Tranche 1 of $10 million closed on January 17, 2011;

•

Tranche 2 of $10 million will close on the earlier of (i) the date of the Company’s funding requirement as set forth in the Company’s three year operating budget to be approved by Glencore (the “Budget”), and (ii) October 17, 2011, and

•

Tranche 3 of 10 million will close on the earlier of (i) the date of the Company’s funding requirement as set forth in the Budget, ii) within ten business days following receipt by PolyMet of key permits, in a form reasonably acceptable to Glencore, that will enable the start of construction of the Project, and iii) October 15, 2012.

Glencore has a right of first refusal to provide all material financings, subject to regulatory approval, if it owns 10% or more of the issued and outstanding shares of PolyMet and, if it owns more than 5% of the issued and outstanding shares of PolyMet, Glencore has the right to participate in any equity-related financing to maintain its partially diluted ownership interest (19.6% as of April 30, 2011).

In accordance with IFRS, the November 12, 2010 transactions, whereby PolyMet`s existing convertible debt at that date with a book value of $26.546 million was deemed to have been extinguished and reissued, all of the costs associated with the transaction have been recorded as a non-cash expense of $3,831,000, comprising:

•	The change in fair value of the conversion feature resulting from its term being extended from September 30, 2011 to September 30, 2012 of $2.533 million;

•

The difference in fair value between the warrants to purchase 6.25 million common shares at $3.00 per share exercisable until September 30, 2011 and the warrants to purchase 3 million common shares at $2.00 per share exercisable until December 31, 2015 of $3.217 million;

•	The amounts of discount and deferred costs remaining to accreted and amortized over the life of the debt of $706,000, less

•	The premium of $2.625 million resulting from the price of the common shares to be sold to Glencore compared with the market price at the time of the arrangement.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

10.	Share Capital

	a)	Share Issuances for Cash

During the three months ended April 30, 2011 the Company issued 95,000 shares (April 30, 2010 – 25,000) pursuant to the exercise of stock options for total proceeds of $67,000 (April 30, 2010 - $16,000).

	b)	Stock Options and Restricted Stock

Effective May 25, 2007, the Company adopted a new Omnibus Share Compensation Plan (“Stock Option Plan”), which was approved by the Company’s shareholders’ on June 27, 2007. The Stock Option Plan covers the Company’s employees, directors, officers and consultants. The options are granted for varying terms ranging from two to seven years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 3,967,500 common shares are reserved for issuance as awards other than options including the bonus shares (Note 15a)) and the restricted stock noted below.

Details of stock option activity were as follows:

	Three months	Year ended
	ended April 30,	January 31,
	2011	2011
Outstanding - Beginning of period	11,630,000	13,075,000
Granted	750,000	300,000
Forfeited	-	(900,000)
Exercised	(95,000)	(845,000)

Outstanding - End of period	12,285,000	11,630,000

During the three months ended April 30, 2011, the Company granted bonuses comprising 327,500 restricted stock for U.S. employees and consultants and restricted stock units for Canadian employees and consultants. 50% of each award to be issued upon receipt of permits and the balance to be issued upon the start of production.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

10.	Share Capital - Continued

b)	Stock Options and Restricted Stock - Continued

As at April 30, 2011, the following director, officer, consultant and employee stock options were outstanding:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$)	(CDN$)	outstanding
July 5, 2011 (1)	0.69	0.66	725,000
October 18, 2011	0.83	0.79	50,000
March 30, 2012	0.68	0.65	85,000
May 1, 2012	0.89	0.85	350,000
June 15, 2012	0.99	0.94	40,000
September 19, 2012	1.43	1.36	1,240,000
October 24, 2012	1.26	1.20	200,000
December 5, 2012	1.21	1.15	200,000
March 20, 2013	2.91	2.76	2,400,000
June 19, 2013	3.13	2.97	325,000
September 1, 2013	4.02	3.82	300,000
September 22, 2013	3.69	3.51	75,000
January 5, 2014	3.47	3.30	525,000
February 13, 2014	2.99	2.84	1,250,000
March 12, 2014	2.92	2.77	250,000
March 23, 2014	2.89	2.75	50,000
September 4, 2014	3.00	2.85	360,000
December 12, 2014	3.05	2.90	205,000
January 11, 2015	3.03	2.88	70,000
January 31, 2015	2.87	2.73	100,000
February 15, 2015	2.72	2.58	500,000
June 2, 2015	3.92	3.72	100,000
July 30, 2015	3.22	3.06	175,000
January 30, 2016	0.82	0.78	575,000
February 17, 2016	0.82	0.78	910,000
October 15, 2016	2.67	2.54	115,000
January 8, 2017	3.54	3.36	60,000
January 25, 2018	2.17	2.06	300,000
March 10, 2018	2.04	1.94	750,000
Weighted average exercise price and total number of options outstanding	2.24	2.13	12,285,000

(1)

As at July 5, 2011, the holders of these options were blacked out from trading in the Company’s shares. In these circumstances, PolyMet’s Stock Option Plan provides for an extension of the expiry date of the options to the date which is ten business days following the end of such trading blackout period.

As at April 30, 2011 all options had vested and were exercisable, with the exception of 1,812,500, which vest upon completion of specific targets.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

10.	Share Capital - Continued

	c)	Share-Based Compensation

During the three month period ended April 30, 2011, the Company granted 750,000 options (April 30, 2010 – nil) to directors with an average exercise price of US$2.04 per option. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	1.71%
Expected dividend yield	Nil
Expected forfeiture rate	Nil
Expected stock price volatility	75.18%
Expected option life in years	1.40

The expected forfeiture rate reflects the Company's expectations that its key staff and directors who have received incentive options will continue to work for the Company. The Company has no current plans to reduced staffing levels and anticipates that the likelihood of resignations will diminish as the permitting process proceeds.

The weighted fair value of options granted during the period was US$0.68. Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

During the three months ended April 30, 2011, the Company granted bonuses comprising 327,500 restricted stock for U.S. employees and consultants and restricted stock units for Canadian employees and consultants. 50% of each award to be issued upon receipt of permits and the balance to be issued upon the start of production. The restricted stock and restricted stock units had a fair value of $668,000, which will be amortized over the vesting period.

During the three month period ended April 30, 2011, the Company recorded $624,000 (April 30, 2010 - $66,000) for share-based compensation in its accounts as an expense of $536,000 (April 30, 2010 - $10,000) and as a debit to mineral property, plant and equipment of $88,000 (April 30, 2010 - $56,000), with the offsetting entries going to the warrants and share-based payment reserve.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

10.	Share Capital - Continued

	d)	Warrants and Share-Based Payment Reserve

The warrants and share-based payment reserve represents accumulated share-based compensation expense and warrants issued, reduced by the fair value of the stock options and warrants exercised.

Details were as follows:

	Three months	Year ended
	ended April 30,	January 31,
	2011	2011
Balance – Beginning of period	$39,695	$37,591
Current period fair value of share-based compensation	624	63
Refinancing of convertible debt (Note 9)	-	3,125
Premium on equity financing	-	875
Bonus Shares for Milestones 2 and 4 cost amortization (Note 15a))	337	1,593
Forfeiture of Bonus Shares for Milestone 4 (Note 15a))	-	(1,682)
Deferred income tax charge (Notes 10e) and 14c))	-	(1,390)
Fair value of stock options and warrants exercised during the period	(52)	(480)
Balance – End of period	$40,604	$39,695

e)	Share Purchase Warrants

Details of stock purchase warrant activity were as follows:

	Three months ended		Year ended
	April 30, 2011		January 31, 2011
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
		Price		Price
	Warrants	(US$)	Warrants	(US$)
Warrants outstanding - beginning of period	7,010,000	4.00	15,202,046	3.74
Expired (Note 10e))	-	-	(4,942,046)	3.23
Cancelled (Note 9)	-	-	(6,250,000)	3.00
Exercised	-	-	-	-
Issued (Note 9)	-	-	3,000,000	2.00
Warrants outstanding – end of period	7,010,000	4.00	7,010,000	4.00

On April 17, 2007, the Company issued 7,500,000 warrants in connection with a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until October 13, 2008 subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees including an additional 520,000 broker warrants having the same terms as the warrants described above.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

10.	Share Capital - Continued

	e)	Share Purchase Warrants - Continued

On October 10, 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

•

4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and

•

4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

The incremental $544,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to the warrants and share-based payment reserve in the year ended January 31, 2009.

In October 2009, the Company received the consent from holders of more than two-thirds of the above warrants to exchange the 4,010,000 warrants due to expire on October 13, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and December 31, 2009. The incremental $1,005,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to the warrants and share-based payment reserve.

In November 2009, the Company received the consent from holders of more than two-thirds of the above warrants to exchange the 4,010,000 warrants due to expire the earlier of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and December 31, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 21 business days after publication of the final Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and December 31, 2010. The incremental $3,757,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to the warrants and share-based payment reserve.

Warrants to purchase 167,954 shares of PolyMet common stock were exercised in the year ended January 31, 2010. On December 31, 2010, the unexercised warrants, to purchase 3,842,046 shares of PolyMet common stock at US$3.00 per share, expired. The Company recorded a deferred income tax charge as the expiration of the warrants triggered a capital gain for tax purposes which was offset by the application of tax losses carried forward resulting in a credit of $1,219,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

10.	Share Capital - Continued

e)	Share Purchase Warrants - Continued

On October 31, 2008, the Company issued 6,250,000 warrants ("Purchase Warrants") to Glencore as partial consideration under the financing agreement described in Note 9. The warrants entitled Glencore to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants would have expired on September 30, 2011.

On November 17, 2009, the Company amended the terms such that the Purchase Warrants entitled Glencore to purchase 6,250,000 common shares of PolyMet at US$3.00 and expire on September 30, 2011.

On November 12, 2010, the Company cancelled warrants giving Glencore the right to purchase 6,250,000 common shares of PolyMet at US$3.00 at any time until September 30, 2011 and issued warrants giving Glencore the right to purchase 3,000,000 common shares of PolyMet at US$2.00 at any time until December 31, 2015, in consideration of the amendments to the debenture agreements (Note 9).

On December 16, 2010 the Board of the Iron Range Resources and Rehabilitation Board (“IRRRB”) approved, on the commissioner’s recommendation, a secured loan to PolyMet US of up to $4 million. A legal challenge was withdrawn following passage of state legislation that clarified that the IRRRB is an economic development agency with no regulatory oversight for mine permitting activities. On April 15, 2011 the Board of the IRRRB reapproved the loan. On June 28, 2011, the loan agreement closed.

Proceeds from the loan have been used to purchase forest land, wetlands, and lakes with high natural resource and recreational value that will become available for public use and enjoyment. These properties, which the Company previously had under purchase option, were purchased for future use as part of a proposed land exchange for surface rights at the proposed NorthMet mine site currently controlled by the USFS Superior National Forest. The loan is secured by the land acquired from proceeds of the loan, carries a fixed interest rate of 5% per annum, and is repayable on June 30, 2016. Subject to regulatory approval, PolyMet also agreed to issue warrants giving the IRRRB the right to purchase up to 400,000 shares of its common stock at US$2.50 per share at any time until the earlier of June 30, 2016 and one year after the Company receives permits.

On October 31, 2006, the Company issued 600,000 warrants to BNP Paribas Loan Services as partial consideration under the agreement described in Note 15c). These warrants had an exercise price of US$4.00 per share and expired on October 30, 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to October 30, 2010 would have vested. All of these warrants expired on October, 30 2010. The Company recorded a deferred income tax recovery as the expiration of the warrants triggered a capital gain for tax purposes which was offset by the application of tax losses carried forward resulting in a credit of $171,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

11.	Finance Income and Costs

Finance income and costs for the three months ended April 30, 2011 and 2010 were comprised of:

	April 30, 2011	April 30, 2010
Interest (income) expense	$(1)	$(1)
Accretion of environmental rehabilitation provision	173	150
Finance income and costs	$172	$149

12.	Supplemental Disclosure With Respect to Statements of Cash Flows

During the three months ended April 30, 2011 and 2010 the Company entered into the following non-
cash investing and financing activities:
	April 30, 2011	April 30, 2010
Changes in trade payables and accrued liabilities related to investing activities	$(180)	$(315)

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

13.	Related Party Transactions

The Company conducted transactions with key management personnel, comprising of certain members of senior management, officers, directors and persons or companies related to these individuals, and paid or accrued amounts during the three months ended April 30, 2011 and 2010, as follows:

	April 30, 2011	April 30, 2010
Wages and other short-term benefits	$217	$220
Termination benefits	-	-
Other long-term benefits	9	6
Share-based compensation	738	-

Total	$964	$226

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the amount of consideration established and agreed to by the related party.

Included in key management compensation were consulting fees of $nil paid during the three months ended April 30, 2011 (April 30, 2010 - $16,000) to Dr. Dreisinger, a director of the Company, primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger conducted in-person and telephonic meetings with Mr. William Murray, then the Company’s Executive Chairman, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past six years.

The agreement with Dr. Dreisinger was entered into at a time when the Company’s current business plans were being formulated and were month to month and oral in nature. The agreement was approved by Mr. William Murray. It was discussed with the Company’s board of directors who did not consider that a formal approval and written contract was necessary at that time. The Company believes that the contract was at terms at least as good as could be obtained from third parties. The agreement with Dr. Dreisinger was terminated effective January 31, 2011.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

14.	Segmented Information

The Company is in the permitting stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis was as follows:

April 30, 2011	Canada	U.S.	Consolidated
Segment operating loss	$955	$353	$1,319
Identifiable assets	$5,125	$150,850	$155,975

April 30, 2010	Canada	U.S.	Consolidated
Segment operating loss	$478	$440	$918
Identifiable assets	$15,197	$133,420	$148,617

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

15.	Commitments and Contingencies

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key directors, management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at April 30, 2011, the Company had received shareholder approval of the Bonus Shares for Milestones 1 to 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval. To April 30, 2011, 5,240,000 shares have been issued for the achievement of Milestones 1, 2 and 3.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	issued
Milestone 2	1,300,000	(i) issued in May 2009
Milestone 3	2,350,000	issued
Milestone 4	3,640,000	(ii) and (iii)

(i)

Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers. The bonus shares allocated to Milestone 2 are valued at CDN$0.75. This milestone was deemed to have been achieved in May 2009 and therefore the Company issued the shares to certain directors and insiders and capitalized $714,000 to property plant and equipment.

(ii)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

(iii)

At the Annual General Meeting of shareholders of the Company, held on June 17, 2008, the disinterested shareholders approved the bonus shares for Milestone 4. The bonus shares allocated to Milestone 4 are valued at US$3.80, the Company’s closing trading price on June 17, 2008.

During the three months ended April 30, 2011, the Company recorded $337,000 related to Milestone 4 (April 30, 2010 – $428,000), these amounts were capitalized to Mineral Property, Plant and Equipment. The fair value of these unissued bonus shares is being amortized, over its expected life, until the estimated date of issuance.

b)

Pursuant to the Company’s Asset Purchase Agreement with Cliffs (Note 6), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement also includes a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

c)

On October 13, 2008, the Company entered into a collateral pledge agreement wherein it pledged a used drill rig which it owned against amounts due to a supplier for rebuilding the drill rig. The drill rig had a book value of $3,420,000 and, as at April 30, 2011, the Company is paying the supplier $965,000 over time for work on the drill.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

15.	Commitments and Contingencies - Continued

d)

On October 31, 2008, the Company entered into agreements with Glencore wherein Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production.

e)

On April 30, 2011, the Company had outstanding commitments related to equipment, rent, consultants and the environmental review process of approximately $3.3 million predominantly due over the next year.

f)

At April 30, 2011 the Company had non-binding commitments in 2011 and 2012 of $1.146 million to pay options to maintain its right to acquire certain lands that it will need at permitting. These lands include land that the Company expects to exchange with the USFS for surface rights at the mine site and land for wetland credits.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

16.	Financial Instruments and Risk Management

The carrying values of the Company’s financial instruments are classified into the following categories:

	April 30,	January 31,
	2011	2011
Loans and Receivables (1)	$5,909	$10,361
Available-for-sale	84	66
Other loans and receivables	381	318
Other financial liabilities (2)	38,067	38,600

(1)	Includes cash and equivalents.
(2)	Includes trade payables and accrued liabilities, convertible debt and long term debt.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies.

Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including currency), credit risk, liquidity risk, interest rate risk and investment risk. Reflecting the current stage of development of the Company’s NorthMet Project, PolyMet’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on PolyMet’s ability to execute its business plan.

Risk management is the responsibility of executive management. Material risks are identified and monitored and are discussed with the audit committee and the board of directors.

Currency Risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company is the United States dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and equivalents, trade and other receivables, investment or trade payables and accrued liabilities will vary in United States dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in United States dollars, the Company has kept a significant portion of its cash and equivalents in United States dollars. The Company has not hedged its exposure to currency fluctuations.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

16.	Financial Instruments and Risk Management - Continued

As at April 30, 2011, the Company was exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	April 30,	January 31,
	2011	2011
Loans and receivables (1)	$541	$554
Available-for-sale	84	66
Other loans and receivables	140	102
Other financial liabilities (2)	(169)	(192)
	$596	$530

(1)	Includes cash and equivalents.
(2)	Includes trade payables and accrued liabilities.

Based on the above net exposures, as at April 30, 2011, a 10% change in the Canadian / United States exchange rate would have impacted the Company’s loss by $60,000.

Credit Risk

Credit risk arises on cash and equivalents held with banks and financial institutions, as well as credit exposure on outstanding trade and other receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets of $6,290,000.

The Company’s cash and equivalents are held through a large Canadian financial institution.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and equivalents. Additional information relating to liquidity risk and going concern is disclosed in Note 1.

Interest Rate Risk

Interest rate risk arises on cash and equivalents and long term debt and fluctuations in the related interest rates. The Company has not hedged any of its interest rate risk.

As at January 31, 2011, the Company was exposed to interest rate risk through the following assets and liabilities:

	April 30,	January 31,
	2011	2011
Loans and receivables (1)	$5,909	$10,361
Other financial liabilities (2)	35,945	36,156

(1)	Includes cash and equivalents.
(2)	Represents long term debt (Note 7) and convertible debt (Note 9).

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

16.	Financial Instruments and Risk Management - Continued

Investment Risk

The Company’s investment in the common shares of a publicly traded Canadian mining company bears investment risk. The maximum exposure to investment risk is equal to the carrying value of the investment.

The Company's investment in the NorthMet Project (Note 6) is also at risk since the NorthMet Project is pledged in part as security to Cliffs and otherwise is pledged wholly as security to Glencore.

As at April 30, 2011, the Company was exposed to investment risk through the following assets:

	30 April	31 January
	2011	2011

Available-for-sale (1)	$84	$66

(1) Includes investment.

Fair Value Measurements

PolyMet’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels and the valuation techniques used to value the Company’s financial assets and liabilities are described below:

Level 1 –

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in marketable securities are valued using quoted market prices in active markets, obtained from securities exchanges. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 –

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 –	Unobservable (supported by little or no market activity) prices.

Loans and receivables are recorded at face value. Trade and other receivables are short-term in nature and represent the initial price of the good or service. Long term and convertible debt have been fair valued using assumptions with respect to interest rates relevant to similar debt taking into account the collateral involved.

The fair values of the Company's financial assets, loans and receivables, trade and other receivables, and investment approximate their carrying amounts.

The fair values of the Company's trade payables and accrued liabilities are below their carrying amounts due to the liquidity risk of the Company. Also, see Note 1. The fair value of the Company's long term debt and convertible debt approximate their carrying amounts.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

16.	Financial Instruments and Risk Management - Continued

Capital Management

Similar to other companies in the development stage, the Company is in discussions with certain parties to provide funding which will enable the Company to execute its business plan. With the completion of the DFS and taking into account the current permitting process the Company is in, PolyMet will require additional funds through Project construction. Funding for the Project could come from a number of sources and include internal cash flows (for the second stage of the construction), bank project financing and capital market financing. During the upcoming fiscal year, the Company’s objective is to identify the source or sources from which it will obtain the capital required to complete the Project.

The Company has no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, convertible debt and long-term debt. The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to assist in management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors. The budgets are approved by the Company’s Board of Directors.

Although the Company plans to have the resources to carry out its plans and operations through April 30, 2012 (Note 1), it does not currently have sufficient capital to meet its estimated project capital expenditure requirements and is currently in discussions to arrange sufficient capital to meet these requirements.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

17.	Transition to IFRS

These are the Company’s first interim consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in Note 2 have been applied in preparing the financial statements for the three months ended April 30, 2011, the comparative information presented in these financial statements for the three months ended April 30, 2010, the year ended January 31, 2011 and in the preparation of an opening IFRS balance sheet at February 1, 2010, the Company’s date of transition.

For its opening IFRS balance sheet, the Company has adjusted amounts previously reported in financial statements prepared using Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is provided in the following footnotes and tables.

a)	Initial Elections Upon Adoption

Set out below are the applicable IFRS 1 exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS.

IFRS Exemption Options

Business Combinations
IFRS 1 provides the option to apply IFRS 3 Business Combinations, prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Company elected to apply IFRS 3 prospectively to business combinations occurring after February 1, 2010, its transition date. Business combinations occurring prior to the transition date have not been restated.

Borrowing Costs
The Company has elected to apply the principles of IAS 23 Borrowing Costs for capitalization of borrowing costs incurred prospectively from February 1, 2010.

Decommissioning, Restoration and Similar Liabilities
The Company has elected not to apply IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities for changes related to the environmental rehabilitation provision that occurred prior to February 1, 2010. As such, the Company calculated its environmental rehabilitation provision in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets at February 1, 2010. The provision was then discounted to the date the obligation first arose using a historical discount rate and added to the cost of the related asset in mineral property, plant and equipment.

Share-Based Compensation
The Company has elected to apply IFRS 2 Share-based Payment only to equity instruments granted after November 7, 2002 that remained unvested at February 1, 2010, the date of transition to IFRS.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

17.	Transition to IFRS - Continued

IFRS Mandatory Exceptions

In accordance with the mandatory exception in IFRS 1 for estimates, the estimates used as at February 1, 2010 are consistent with the estimates as at the same date made in conformity with Canadian GAAP.

The other compulsory exceptions of IFRS 1 have not been applied as they are not relevant to the Company.

b)	Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The following tables represent the reconciliations from Canadian GAAP to IFRS for the respective periods noted for equity and total comprehensive income.

Reconciliation of equity between Canadian GAAP and IFRS as at February 1, 2010:

				Accumulated
				Other
		Share	Contributed	Comprehen-
	Note	Capital	Surplus[1]	sive Loss[2]	Deficit	Total Equity
As reported under Canadian GAAP		$132,066	$36,979	$71	$(71,549)	$97,567
Change to initial fair value of convertible debt conversion factor and warrants	(i)	-	612	-	-	612
Adjustment to fair value of environmental rehabilitation provision	(ii)	-	-	-	(534)	(534)

As reported under IFRS		$132,066	$37,591	$71	$(72,083)	$97,645

Reconciliation of equity between Canadian GAAP and IFRS as at April 30, 2010:

				Accumulated
				Other
		Share	Contributed	Comprehen-
	Note	Capital	Surplus[1]	sive Loss[2]	Deficit	Total Equity
As reported under Canadian GAAP		$132,098	$37,457	$49	$(72,408)	$97,196
Change to initial fair value of convertible debt conversion factor and warrants	(i)	-	612	-	-	612
Adjustment to fair value of environmental rehabilitation provision	(ii)	-	-	-	(534)	(534)
Change in accretion of environmental rehabilitation provision	(ii)	-	-	-	(59)	(59)

As reported under IFRS		$132,098	$38,069	$49	$(73,001)	$97,215

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

17.	Transition to IFRS - Continued

Reconciliation of equity between Canadian GAAP and IFRS as at January 31, 2011:

				Accumulated
				Other
		Share	Contributed	Comprehen-
	Note	Capital	Surplus[1]	sive Loss[2]	Deficit	Total Equity
As reported under Canadian GAAP		$142,373	$39,083	$(6)	$(78,832)	$102,618
Change to initial fair value of convertible debt conversion factor and warrants	(i)	-	612	-	-	612
Adjustment to fair value of environmental rehabilitation provision	(ii)	-	-	-	(534)	(534)
Change in loss on refinancing of convertible debt	(i)	-	-	-	(184)	(184)
Change in accretion of environmental rehabilitation provision	(ii)				(217)	(217)

As reported under IFRS		$142,373	$39,695	$(6)	$(79,767)	$102,295

[1]	Contributed surplus was reclassified to warrants and share-based payment equity reserve under IFRS
[2]	Accumulated other comprehensive loss was reclassified to available for sale revaluation equity reserve under IFRS

Reconciliation of total comprehensive loss between Canadian GAAP and IFRS for the three months ended April 30, 2010 and the year ended January 31, 2011:

		Three
		months
		ended	Year ended
		April 30,	January 31,
	Note	2010	2011
Total comprehensive loss - under Canadian GAAP		$837	$7,360
Change in loss on refinancing of convertible debt	(i)	-	184
Change in accretion of environmental rehabilitation provision	(ii)	59	217

Total comprehensive loss – as reported under IFRS		$896	$7,761

c)	Explanations of Reconciliations of Canadian GAAP to IFRS

The transition from Canadian GAAP to IFRS has had no effect on the net cash flows reported by the Company. The changes made to the statements of consolidated earnings and consolidated balance sheets have resulted in reclassification of various amounts on the statements of cash flows, however as there have been no changes to the net cash flows, no reconciliations have been prepared.

	i)	Convertible Debt – Glencore Financing

Under IFRS, the value attributable to the conversion factor of convertible debt is the residual of the overall instrument’s fair value, after the fair value of the debt is determined. As was permitted under Canadian GAAP for the Glencore financing, the Company had allocated values to the debt, the conversion factor and warrants on a fair value pro-rata basis.

PolyMet Mining Corp.
(a development stage company)
Notes to Condensed Interim Consolidated Financial Statements
April 30, 2011
Tabular amounts in thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

17.	Transition to IFRS - Continued

The transition to IFRS resulted in a decrease in the initial fair value of debt of $612,000, resulting in a fair value of $23,380,170 and an increase in the fair value of the conversion factor and fair value of warrants of $612,000.

Interest and accretion associated with the debt is capitalized to mineral property, plant and equipment. The change in the initial fair value of the debt resulted in an increase capitalized interest and accretion costs of $225,000 at February 1, 2010 and $426,000 at January 31, 2011.

The convertible debt was renegotiated in November 2010, resulting in a loss on extinguishment of the existing debt. Under IFRS, the loss on refinancing of convertible debt was $3,831,000, an increase of $184,000 as calculated under Canadian GAAP. The components of the loss on refinancing of convertible debt are disclosed in Note 9.

ii)	Environmental Rehabilitation Provision

The Company elected to apply the IFRS 1 optional exemption for its decommissioning liabilities. The fair value of the environmental rehabilitation provision was calculated as at February 1, 2010 and then discounted to the date the obligation first arose using a historical discount rate and added to the cost of the related asset in mineral property, plant and equipment.

The transition from Canadian GAAP to IFRS resulted in an environmental rehabilitation provision of $13,699,000 as at February 1, 2010, an increase of $10,353,000, and a provision of $15,719,000 as at January 31, 2011, an increase of $11,907,000. The change in accretion of the environmental rehabilitation provision resulted in a $534,000 increase to deficit as at the transition date, February 1, 2010. Accretion for the provision under IFRS was $150,000 for the three months ended April 30, 2010, an increase of $59,000, and was $600,000 for the year ended January 31, 2011, an increase of $217,000. The transition from Canadian GAAP to IFRS resulted in an asset as part of mineral property, plant and equipment associated with environmental rehabilitation of $11,600,000 as at February 1, 2010, an increase of $9,819,000, and an asset of $13,021,000 as at January 31, 2011, an increase of $11,156,000. As the associated assets are not in use, amortization of these assets has not been recorded to April 30, 2011.

The most significant factor in the measurement difference of the environmental rehabilitation provision under IFRS and asset retirement obligation under Canadian GAAP was the applied discount rate. Under IFRS, a liability specific risk-free rate was used to discount future cash flows, whereas Canadian GAAP required a credit-adjusted risk-free rate. IFRS also requires changes in the liability to be recorded each period based on changes in discount rates, in addition to changes in estimated timing or amount of future cash flows.

iii)	Assets Held for Sale

As a result of the transition to IFRS, non-current assets held for sale have been reclassified to current assets from their classification as non-current assets under Canadian GAAP.